SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                             Amendment No. 2 to
                                SCHEDULE 13D

                 Under the Securities Exchange Act of 1934

                                ADT Limited
                              ----------------
                              (Name of Issuer)


                  Common Shares, Par Value $.10 Per Share
                  ---------------------------------------
                      (Title of Class and Securities)


                                 000915306
                   -------------------------------------
                   (CUSIP Number of Class of Securities)


                             Richard L. Handley
                 Senior Vice President and General Counsel
                         Republic Industries, Inc.
                  450 East Las Olas Boulevard, Suite 1200
                         Fort Lauderdale, FL 33301
                         Telephone: (954) 713-5200
          --------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                                  Copy to:

                             Richard L. Easton
                  Skadden, Arps, Slate, Meagher & Flom LLP
                              919 Third Avenue
                          New York, New York 10022
                               (212) 735-3000


                               March 21, 1997
                       -----------------------------
                       (Date of Event which Requires
                         Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Statement because of Rule 13d-1(b)(3) or (4), check the following: ( )

     Check the following box if a fee is being paid with this
     Statement:                               ( )




                                 SCHEDULE 13D

     CUSIP No. 000915306

     -----------------------------------------------------------------
     (1)  NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

            Republic Industries, Inc.  I.R.S. ID No. 73-1105145

     -----------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                           (a)  (x)
                                                           (b)  ( )

     -----------------------------------------------------------------
     (3)  SEC USE ONLY

     -----------------------------------------------------------------
     (4)  SOURCE OF FUNDS

           NA

     -----------------------------------------------------------------
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                    (  )

     ------------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware

     -----------------------------------------------------------------
                                     (7)  SOLE VOTING POWER

           NUMBER OF                      15,000,000  See Item 5(b).
            SHARES                 -----------------------------------
         BENEFICIALLY                (8)  SHARED VOTING POWER
           OWNED BY
             EACH                  -----------------------------------
           REPORTING                 (9)  SOLE DISPOSITIVE POWER
            PERSON
             WITH                         15,000,000
                                   -----------------------------------
                                    (10)  SHARED DISPOSITIVE POWER

     -----------------------------------------------------------------
     (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          15,000,000

     -----------------------------------------------------------------
     (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
          SHARES                                      ( )

     -----------------------------------------------------------------
     (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          9.6%

     -----------------------------------------------------------------
     (14) TYPE OF REPORTING PERSON

          CO

     -----------------------------------------------------------------




                                 SCHEDULE 13D

     CUSIP No. 000915306

     -----------------------------------------------------------------
     (1)  NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

              Triangle Corporation  I.R.S. ID No. Applied For

     -----------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                           (a)  (x)
                                                           (b)  ( )

     -----------------------------------------------------------------
     (3)  SEC USE ONLY

     -----------------------------------------------------------------
     (4)  SOURCE OF FUNDS

           BK

     -----------------------------------------------------------------
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                    (  )

     ------------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware

     -----------------------------------------------------------------
                                     (7)  SOLE VOTING POWER

           NUMBER OF                      15,000,000  See Item 5(b).
            SHARES                 -----------------------------------
         BENEFICIALLY                (8)  SHARED VOTING POWER
           OWNED BY
             EACH                  -----------------------------------
           REPORTING                 (9)  SOLE DISPOSITIVE POWER
            PERSON
              WITH                        15,000,000
                                   -----------------------------------
                                    (10)  SHARED DISPOSITIVE POWER

     -----------------------------------------------------------------
     (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          15,000,000

     -----------------------------------------------------------------
     (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
          SHARES                                      ( )


     -----------------------------------------------------------------
     (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          9.6%

     -----------------------------------------------------------------
     (14) TYPE OF REPORTING PERSON

          CO

     -----------------------------------------------------------------





          This Amendment No. 2 to the Statement on Schedule 13D dated July 11, 1996 filed by Republic Industries, Inc. ("Republic"), as heretofore amended (the "Statement"), is filed on behalf of Republic and Triangle Corporation, a Delaware corporation and a wholly owned subsidiary of Republic ("Triangle"). Republic and Triangle are collectively referred to herein as the "Reporting Persons". Capitalized terms used but not defined herein have the meanings ascribed to them in the Statement.

ITEM 2.   IDENTITY AND BACKGROUND.

          Item 2 is hereby amended to add the following:

          (a)-(c), (f). The Statement is hereby amended to add Triangle as a Reporting Person. Triangle is a newly formed wholly owned subsidiary of Republic that was organized to exercise the Warrant and hold the Common Shares issued upon exercise thereof. Triangle's principal business address is 900 Market Street, Suite 200, Wilmington, Delaware 19801. The name, business address, present principal occupation or employment and citizenship of each of the directors and executive officers of Triangle are set forth on Schedule II hereto.

          Since the filing of the Statement, Republic has entered the automotive rental and retailing businesses through its acquisitions of Alamo Rent-a-Car, Inc., National Car Rental Systems, Inc., AutoNation Incorporated, and several new car dealerships. Republic's principal business address is now 450 East Las Olas Boulevard, Suite 1200, Fort Lauderdale, Florida 33301.

          Schedule I to the Statement is hereby amended and restated to read in its entirety as set forth on Schedule I hereto.

          (d)-(e) During the last five years neither Triangle nor to the best of Republic's and Triangle's knowledge, any of the persons listed on
Schedule II hereto has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          Item 3 is hereby amended to add the following:

          The aggregate purchase price of the 15,000,000 Common Shares purchased by Triangle upon exercise of the Warrant and reported in Item 5 hereof was $300 million. All of such funds were borrowed by Triangle from NationsBank, N.A. (South) (the "Bank") pursuant to a promissory note dated March 20, 1997 (the "Note").

          Borrowings evidenced by the Note are repayable upon the earlier to occur of (i) the refinancing by Republic of the borrowings outstanding under a credit agreement between Republic and the Bank and (ii) June 30, 1997. Borrowings evidenced by the Note bear interest at any one of three defined rates specified in the Note and selected by Triangle. Pursuant to a guaranty dated March 20, 1997 (the "Guaranty") issued by Republic in favor of the Bank, Republic has guaranteed the payment of principal and interest on, and the performance of all other obligations under, the Note by Triangle. Copies of the Note and the Guaranty are attached hereto as Exhibits D and E, respectively, and are incorporated herein by reference.

          The Reporting Persons have made no decision as to how they intend to repay or refinance the Note, and such decision will be made based on a review from time to time of the advisability of particular transactions, as well as on prevailing interest rates and financial and economic conditions.

ITEM 4.   PURPOSE OF THE TRANSACTION

          Item 4 is hereby amended to add the following:

          The 15,000,000 Common Shares purchased by Triangle upon exercise of the Warrant and reported in Item 5 hereof were acquired for investment. The Reporting Persons believe that, based on current market prices for the Common Shares, the exercise of the Warrant represented an attractive investment opportunity.

          The Reporting Persons may continue to hold their Common Shares or, subject to the restrictions imposed by the federal securities laws, may dispose of some or all of their Common Shares (in open market or privately negotiated transactions). In this regard, Republic has requested that ADT cause the Common Shares issued upon exercise of the Warrant to be registered for resale under the federal securities laws.

          The Reporting Persons intend to review on a regular basis their investment in ADT and, in particular, developments with respect to ADT's recently announced agreement to be acquired by Tyco International, Ltd. and Western Resources Inc.'s currently pending exchange offer for all of the outstanding Common Shares, as well as price levels of the Common Shares, other business opportunities available to the Reporting Persons, stock market and general economic conditions and such other factors and future developments as the Reporting Persons may deem relevant from time to time.

          Except as set forth in this Item 4, neither Republic, Triangle nor, to the best of Republic's and Triangle's knowledge, any of the persons listed on Schedules I and II hereto, has any plans or proposals which relate to or which would result in any of the actions specified in clauses
(a) through (j) of Item 4 of Schedule 13D.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

          Item 5 is hereby amended to add the following:

          (a) Triangle is (and by virtue of its ownership of all of the outstanding shares of capital stock of Triangle, Republic may be deemed to
be) the beneficial owner of 15,000,000 Common Shares, which shares represent approximately 9.6 percent of the total number of Common Shares reported by ADT to be outstanding as of February 28, 1997 (after giving effect to the issuance of such Common Shares upon exercise of the Warrant).

          Except as set forth in this Item 5(a), neither Republic, Triangle nor, to the best of Republic and Triangle's knowledge, any of the persons listed on Schedules I and II hereto, beneficially owns any Common Shares.

          (b) Triangle has (and by virtue of its ownership of all of the outstanding shares of capital stock of Triangle, Republic may be deemed to have or to share) the sole power to vote or to direct to vote, and the sole power to dispose of or to direct the disposition of, the 15,000,000 Common Shares beneficially owned by Triangle. Under the terms of the Warrant, Republic and Triangle are obligated to grant a proxy to the Chairman of ADT to vote all such Common Shares with respect to any matter that shall be voted on by the shareholders of ADT. Such proxy is for a term of two years, but shall automatically be revoked with respect to any of such Common Shares at such time as such shares are no longer held by Republic or any of its affiliates or nominees.

          (c) On March 20, 1997, Republic transferred the Warrant to Triangle, and on March 21, 1997, Triangle exercised the Warrant.

          Except as set forth in this Item 5(c), neither Republic, Triangle nor, to the best of Republic's and Triangle's knowledge, any of the persons listed on Schedules I and II hereto has effected any transaction in the Common Shares during the past 60 days.

          (d) No person other than Triangle (and, indirectly, Republic) has the right to receive or the power to direct the receipt of dividends from, or the profits from the sale of, the 15,000,000 Common Shares beneficially owned by Triangle.

ITEM 7.   MATERIALS TO BE FILED AS EXHIBITS.

          Item 7 is hereby amended to add the following:

          Exhibit C --   Press release issued by Republic on Friday,
                         March 21, 1997

          Exhibit D --   Promissory note dated March 20, 1997, issued by
                         Triangle in favor of NationsBank, N.A. (South)

          Exhibit E --   Guaranty dated March 20, 1997, issued by Republic
                         in favor of NationsBank, N.A. (South)



                                 SIGNATURE

          After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated: March 26, 1997

                                           REPUBLIC INDUSTRIES, INC.

                                     By:  /s/ Richard L. Handley
                                          -------------------------------
                                          Richard L. Handley
                                          Senior Vice President and
                                                  General Counsel


                                          TRIANGLE CORPORATION

                                     By:  /s/ Richard L. Handley
                                          -------------------------------
                                          Richard L. Handley
                                          Vice President





                                 SCHEDULE I

                    DIRECTORS AND EXECUTIVE OFFICERS OF
                         REPUBLIC INDUSTRIES, INC.

          Set forth below is the name, current business address, and the present principal occupation or employment of each director and executive officer of Republic. Unless otherwise indicated each person identified below is employed by Republic. The principal address of Republic and, unless otherwise indicated below, the current business address for each individual listed below is Republic Industries, Inc., 450 East Las Olas Boulevard, Suite 1200, Fort Lauderdale, Florida 33301. Each such person is a citizen of the United States, except for Michael G. DeGroote who is a citizen of Bermuda.

Name and Address              Present Principal Occupation or Employment
----------------              ------------------------------------------
H. Wayne Huizenga                Chairman of the Board and Co-Chief
                                 Executive Officer.

Steven R. Berrard                President, Co-Chief Executive Officer
                                 and a Director.

Harris W. Hudson                 Vice Chairman, Chairman of Solid
                                 Waste and Security Services Division and a
                                 Director.

J. P. Bryan                      Director.  Mr. Bryan is President
Gulf Canada, Inc.                and Chief Executive Officer of Gulf
401 9th Avenue, S.W.             Canada, which is engaged in oil
Calgary, Alberta, Canada         and gas exploration and production.

Rick L. Burdick                  Director.  Mr. Burdick is the sole
Akin, Gump, Strauss,             shareholder of a professional
 Hauer & Feld, L.L.P.            corporation which is a partner in the
711 Louisiana Street             law firm of Akin, Gump, Strauss, Hauer
Suite 1900                       & Feld, L.L.P., a limited liability
Houston, TX  77002               partnership including professional
                                 corporations.

Michael G. DeGroote              Director.  Mr. DeGroote is a private
Victoria Hall                    investor in various businesses.
11 Victoria Street
Hamilton, Bermuda  HMEX

George D. Johnson, Jr.           Director.  Mr. Johnson is President,
Extended Stay America            Chief Executive Officer and a Director
Suite 950                        of Extended Stay America.
500 East Broward Boulevard
Fort Lauderdale, FL  33374

John J. Melk                     Director.  Mr. Melk is Chairman and
H20 Plus, Inc.                   Chief Executive Officer of H20 Plus
676 North Michigan Avenue        Inc. a bath and skin care product
39th Floor                       manufacturer and retail distributor.
Chicago, IL  60611               Mr. Melk is a private investor in
                                 various businesses.

J. Ronald Castell                Senior Vice President (Marketing and
                                 Communications).

Robert A. Guerin                 Senior Vice President and President
                                 and CEO of Security Services Division.

Richard L. Handley               Senior Vice President and CEO
                                 Secretary and General Counsel.

Thomas W. Hawkins                Senior Vice President (Corporate Devel-
                                 opment).

Robert J. Henninger, Jr.         Senior Vice President.

Michael S. Karsner               Senior Vice President and Chief Finan-
                                 cial Officer.

Michael R. Carpenter             Vice President and Corporate
                                  Controller




                                SCHEDULE II

                    DIRECTORS AND EXECUTIVE OFFICERS OF
                            TRIANGLE CORPORATION

          Set forth below is the name, current business address, and the present principal occupation or employment of each director and executive officer of Triangle. Unless otherwise indicated, the position listed for each person identified below is with Triangle. Each such person is a citizen of the United States.

                                          Present Principal
Name and Address                          Occupation or Employment
----------------                          ------------------------
Francis B. Jacobs, II                     President and Director.
Griffin Corporate Services, Inc.          Mr. Jacobs is a Vice President of
900 Market Street                         Griffin Corporate Services, Inc.,
Wilmington, Delaware 19801                a corporate service organization
                                          ("Griffin").

Joan L. Dobrzynski                        Secretary and a Director.
Griffin Corporate Services, Inc.          Ms. Dobrzynski is a Commercial
900 Market Street                         Domicile Officer of Griffin.
Wilmington, Delaware  19801

Victoria L. Garrett                       Treasurer and a Director.
Griffin Corporate Services, Inc.          Ms. Garrett is a Commercial
900 Market Street                         Domicile Officer of Griffin.
Wilmington, Delaware  19801

Richard L. Handley                        Vice President.  See Schedule I.

Dana E. Sullenberger                      Vice President.  Ms. Sullenberger
Republic Industries, Inc.                 is a Vice President and Controller
70 Mansell Court, Suite 200               Operations of Republic.
Roswell, Georgia  30076





                                 EXHIBIT INDEX

Exhibit              Description
-------              -----------
  C                  Press release issued by Republic on Friday,
                     March 21, 1997

  D Promissory note dated March 20, 1997, issued by Triangle in favor of NationsBank, N.A. (South)

  E                  Guaranty dated March 20, 1997, issued by
                     Republic in favor of NationsBank, N.A. (South)




                                                                  EXHIBIT C

FOR IMMEDIATE RELEASE                              Contact:  Jim Donahue
                                                             (954) 713-5208

                   REPUBLIC INDUSTRIES EXERCISES ADT WARRANT

          FORT LAUDERDALE, FLORIDA (March 21, 1997) -- Republic Industries, Inc. (NASDAQ:RWIN) announced today that it has exercised a warrant to purchase 15 million common shares of ADT Limited. The warrant, which was issued to Republic on July 1, 1996, gave Republic the right to acquire 15 million shares of ADT Limited common shares at a price of $20.00 per share, the then current market price of the ADT shares.

          H. Wayne Huizenga, Chairman and Co-Chief Executive Officer of Republic Industries, Inc. said, "Republic is now the proud owner of 9.6 percent of ADT common stock. ADT is a quality company. We are pleased with management's outstanding job in maximizing value for ADT's shareholders. We fully support the structure and terms of the proposed merger of ADT with Tyco International, Ltd."

          Republic Industries, Inc. is a diversified holding company with subsidiaries operating in the solid waste services, electronic security services, automotive rental and automotive retailing industries.

                                      ##





                                                                  EXHIBIT D

                              PROMISSORY NOTE

$300,000,000.00                                           Atlanta, Georgia

                                                            March 20, 1997


      FOR VALUE RECEIVED, the undersigned, TRIANGLE CORPORATION, a Delaware corporation (the "Borrower"), promises to pay to the order of NATIONSBANK, NATIONAL ASSOCIATION (SOUTH), its successors or assigns (the "Lender"), the principal sum of THREE HUNDRED MILLION DOLLARS ($300,000,000.00), or so much thereof as may be advanced and unpaid from time to time, at its office at Independence Center, 15th Floor, Charlotte, North Carolina 28255,
Attention: Agency Services, or at such other place as may be designated in writing by the holder of this Note, together with interest thereon from the date of each advance. So long as no default exists hereunder, the principal amount of the indebtedness evidenced by this Note may be borrowed, repaid and reborrowed from time to time at the election of the Borrower. Amounts borrowed and repaid pursuant hereto shall be in minimum denominations of $1,000,000 and integral multiples thereof.

      PAYMENT OF PRINCIPAL. The principal amount of the indebtedness evidenced hereby shall be payable upon the Maturity Date, as defined in the following sentence. The "Maturity Date" shall be the earlier to occur of
(i) the refinancing of indebtedness arising under the Credit Agreement (as herein defined) or (ii) June 30, 1997.

      INTEREST. Interest shall accrue at the election of the Borrower at either of the Base Rate, Offering Rate or the Eurodollar Rate, as specified to the Lender in a Borrowing/Interest Selection Notice in the form set forth in Exhibit 1. Accrued interest shall be paid on the earlier to occur of the last day of an Interest Period or the Maturity Date of this Note. Interest shall be computed on the basis of a year of 360 days.

      DEFINITIONS. For purposes of this Note the following terms when used herein shall have the following meanings:

            "Base Rate" means the greater of (a) the Prime Rate or (b) the Federal Funds Effective Rate plus one-half of one percent (1/2%);

            "Board" means the Board of Governors of the Federal Reserve System (or any successor body);

            "Business Day" means any day which is not a Saturday, Sunday or a day on which banks in the States of North Carolina and Florida are authorized or obligated by law, executive order or governmental decree to be closed;

            "Credit Agreement" means the Credit Facilities and
      Reimbursement Agreement dated as of December 19, 1995, as amended, among the Guarantor, NationsBank, National Association (South) (successor by merger of NationsBank of Florida, National
      Association), as Agent, and the Lenders party thereto;

            "Eurodollar Business Day" means a Business Day on which the relevant international financial markets are open for the transaction of the business contemplated by this Agreement in London, England and New York, New York;

            "Eurodollar Rate" means, with respect to any Eurodollar Rate Loan for the Interest Period applicable thereto, a rate per annum determined pursuant to the following formula:

                             Interbank Offered Rate
                             -----------------------
         Eurodollar Rate  =  1 - Eurodollar Reserve    +  .30 basis points
                                    Percentage

            "Eurodollar Reserve Percentage" means, for any day, that percentage (expressed as a decimal) which is in effect from time to time under Regulation D or any successor regulation, as the maximum reserve requirement (including, without limitation, any basic, supplemental, emergency, special, or marginal reserves) applicable with respect to Eurocurrency liabilities as that term is defined in Regulation D (or against any other category of liabilities that includes deposits by reference to which the interest rate of Eurodollar Rate Loans is determined), whether or not the Lender has any Eurocurrency liabilities subject to such requirements without benefits of credits or proration, exceptions or offsets that may be available from time to time to the Lender. The Eurodollar Rate shall be adjusted automatically on and as of the effective date of any change in the Eurodollar Reserve Percentage;

            "Guarantor" means Republic Industries, Inc., a Delaware corporation and owner of all the issued and outstanding capital of the Borrower;

            "Interbank Offered Rate" means, with respect to any Eurodollar Rate Loan for the Interest Period applicable thereto, the average (rounded upward to the nearest one-sixteenth (1/16) of one percent) per annum rate of interest determined by the office of the Lender then determining such rate (each such determination to be conclusive and binding) as of two (2) Eurodollar Business Days prior to the first day of such Interest Period, as the effective rate at which deposits in immediately available funds in Dollars are being, have been, or would be offered or quoted by the Lender to major banks in the applicable interbank market for Eurodollar deposits at any time during the Eurodollar Business Day which is the second Eurodollar Business Day immediately preceding the first day of such Interest Period, for a term comparable to such Interest Period and in the amount of the Eurodollar Rate Loan. If no such offers or quotes are generally available for such amount, then the Lender shall be entitled to determine the Eurodollar Rate by estimating in its reasonable judgment the per annum rate (as describe above) that would be applicable if such quote or offers were generally available;

            "Interest Period" for each Eurodollar Rate Loan means a period commencing on the date such Eurodollar Rate Loan is made or converted and each subsequent period commencing on the last day of the immediately preceding Interest Period for such Eurodollar Rate Loan, and ending, at the Borrower's option, on the date seven days or one month thereafter as notified to the Lender by the Borrower three (3) Eurodollar Business Days prior to the beginning of such Interest Period; provided, that,

                 (i) if the Borrower fails to notify the Lender of the length of an Interest Period three (3) Eurodollar Business Days prior to the first day of such Interest Period, the loan for which such Interest Period was to be determined shall be deemed to be a Base Rate Loan as of the first day thereof;

                 (ii) if an Interest Period for a Eurodollar Rate Loan would end on a day which is not a Eurodollar Business Day, such Interest Period shall be extended to the next Eurodollar Business Day (unless such extension would cause the applicable Interest Period to end in the succeeding calendar month, in which case such Interest Period shall end on the next preceding Eurodollar Business Day);

                 (iii) there shall not be more than three (3) Interest Periods in effect on any day; and

                 (iv) no Interest Period shall be selected which shall result in any portion of the principal amount of a Eurodollar Rate Loan being paid to the Lender subsequent to the Maturity Date;

            "Offering Rate" means the rate of interest offered by the Lender to the Borrower for such periods of time as the Borrower and the Lender may agree;

            "Prime Rate" means the per annum rate of interest established from time to time by the Lender at its principal office as its Prime Rate. Any change in the interest rate resulting from a change in the Prime Rate shall become effective as of 12:01 a.m. of the Business Day on which each change in the Prime Rate is announced by the Lender. The Prime Rate is a reference rate used by the Lender in determining interest rates on certain loans and is not intended to be the lowest rate of interest charged on any extension of credit to any debtor;

            "Regulation D" means Regulation D of the Board as the same may be amended or supplemented from time to time;

            "Regulatory Change" means any change effective after the date of this Note in United States federal or state laws or regulations (including Regulation D and capital adequacy regulations) or the adoption or making after such date of any interpretations, directives or requests applying to a class of banks, which includes the Lender, under any United States federal or state laws or regulations (whether or not having the force of law) by any court or governmental or monetary authority charged with the interpretation or administration thereof or compliance by the Lender with any request or directive regarding capital adequacy;

            "Revolving Credit Facility" has the meaning set forth in the Credit Agreement.

      All other capitalized terms not otherwise defined herein shall have the meaning given to them in the Revolving Agreement.

      CONDITIONS TO INITIAL ADVANCE. Prior to the Lender's making any advances to the Borrower under this Note the Borrower shall have delivered to the Lender (i) the duly executed original of this Note, (ii) a certificate of the Secretary or Assistant Secretary of the Borrower as to articles of incorporation, bylaws, resolutions and incumbency of officers execution of this Note, and (iii) an opinion of counsel for the Borrower in form acceptable to the Lender, (iv) a commitment fee of $25,000 and (v) such other documents, instruments and certificates as reasonably requested by the Lender and its counsel.

      CONDITIONS PRECEDENT. The Lender shall not be obligated to make any advances under this Note unless, on the date of such advance, no Event of Default as defined herein, has occurred and is continuing.

      NOTICE OF BORROWING. Borrower may, from time to time, elect the rate of interest to be charged (either Base, Offering Rate or Eurodollar) on the entire outstanding principal balance of this Note, or if less, an amount of principal equal to $1,000,000 or an amount in excess of $1,000,000 that is an integral multiple of $1,000,000, provided, however, there shall not be more than three (3) Eurodollar Rate Loans outstanding hereunder at any one time. The Borrower shall give the Lender (i) at least three (3) Eurodollar Business Days' irrevocable telefacsimile or telephonic notice of its election of a Eurodollar Rate prior to 10:30 a.m., Charlotte, North Carolina time; and (ii) irrevocable telephonic notice of its election of the Base Rate or Offering Rate prior to 10:30 A.M. Charlotte, North Carolina time on the effective day of such Base Rate or Offering Rate. Each such interest rate selection notice, which shall be effective upon receipt by the Lender, shall specify the amount of the borrowing, the type (Base, Offering Rate or Eurodollar) of Loan, the date of borrowing and, if a Eurodollar Rate Loan, the Interest Period to be used in the computation of interest. The Borrower shall provide the Lender written confirmation of each telephonic notice on the same day by telefacsimile transmission in the form attached hereto as Exhibit 1, with appropriate insertions, but failure to provide such confirmation shall not affect the validity of such telephonic notice.

      REQUIRED PAYMENTS. So long as no Event of Default has occurred under the Credit Agreement, the Borrower agrees to repay the amounts outstanding under this Note prior to paying principal amounts advanced under the Credit Agreement.

      OPTIONAL PREPAYMENT. The principal amount of this Note may be prepaid in whole or in part at any time without penalty or premium; provided that no such prepayment is permitted which would result in or cause any portion of the principal amount of a Eurodollar Rate Loan to be repaid prior to the end of the Interest Period with respect thereto, unless accompanied by payment to the Lender of compensation for each loss, cost or expense resulting therefrom as determined by the Lender in its sole discretion absent manifest error.

      PAST DUE RATE. If any amount shall not be paid when due (at maturity, by acceleration or otherwise), such amount shall bear interest thereafter until paid at a rate of interest per annum which shall be two percent (2%) above the rate at which interest was payable hereunder on the day immediately preceding the due date of such principal and interest or the maximum rate permitted by applicable law, whichever is lower, from the date such amount was due and payable until the date such amount is paid in full.

      COVENANTS. The Guarantor has heretofore entered into the Credit Agreement. The Borrower and the Lender hereby agree that all of the covenants set forth in Article VII and Article VIII of the Credit Agreement are incorporated herein in their entirety as such covenants exist as of the date of this Note. Any change, modification or amendment to either Article VII or Article VIII of the Credit Agreement shall not be effective with respect to the Lender unless the Lender shall have agreed in writing to such change, modification or amendment. In addition, the Borrower hereby agrees that the occurrence of any Event of Default, as such term is defined in the Credit Agreement, shall constitute a default under this Note. Upon the occurrence of any Event of Default under either Section 8.1(g) or (h) the entire indebtedness evidenced by this Note shall become immediately due without presentment or demand.

      REPRESENTATIONS AND WARRANTIES. The Borrower hereby represents and warrants to the Lender that each of the representations and warranties made by the Guarantor in Article VI of the Credit Agreement are true on and as of the date hereof except that the financial statements referred to in
Section 6.01(f) shall be those most recently furnished to the Lender.

      EVENTS OF DEFAULT. It shall be an event of default ("Event of Default") under this Note if any one of the following shall occur:

            (a) The Borrower shall fail to make any payment of principal, interest or other amounts under this Note when due;

            (b) Any Event of Default, as such term is defined in the Credit Agreement, occurs;

            (c) Any representation or warranty made by the Borrower or any Guarantor of this Note under this Note shall be false or incorrect in any material respect when made or deemed made.

      If one or more of the foregoing Events of Default shall occur, the Lender may, at its option, declare all or any part of the outstanding principal of this Note plus accrued unpaid interest on this Note and any other accrued unpaid amount owing under this Note to be immediately due and payable, and the Lender shall have no further obligation (if any) to make advances under this Note, and the Lender may exercise any and all available rights and remedies under applicable law.

      YIELD PROTECTION AND INDEMNITY. If at any time after the date hereof, and from time to time, the Lender determines in good faith and in accordance with its usual procedures that any Regulatory Change has or would have the effect of (a) increasing the Lender's costs relating to the obligation hereunder, or (b) reducing the yield or rate of return of the Lender on the obligation hereunder to a level below that which the Lender could have achieved but for such Regulatory Change, then the Borrower shall, within fifteen (15) days of any request by the Lender, pay to the Lender such additional amounts (except to the extent that such additional amounts have already been accounted for in the definition of Base or Eurodollar Rate) as (in the Lender's sole judgment, after good faith and reasonable computation) will compensate the Lender for such increase in costs or reduction in yield or rate of return of the Lender. No failure by the Lender to demand immediate payment of any additional amounts payable hereunder shall constitute a waiver of the Lender's right to demand payment of such amounts at any subsequent time. The Lender shall furnish the Borrower calculations in reasonable detail setting forth the Lender's determination of the amount of such compensation.

      WAIVER OF JURY TRIAL. In the event of any litigation to enforce or interpret any of the provisions of this Note, the undersigned hereby waives any and all right to demand a jury trial on any of the issues.

      WAIVERS AND COVENANTS. All persons now or at any time liable for payment of this Note hereby waive presentment, protest, notice of protest and dishonor. The undersigned expressly consents to any extensions and renewals, in whole or in part, to the release of any or all guarantors or co-makers and any collateral security, and all delays in time of payment or other performance which the Lender may grant at any time and from time to time without limitation and without any notice of further consent of the undersigned.

      HEADINGS DESCRIPTIVE. The headings of the several paragraphs of this Note are inserted for convenience only and shall not in any way affect the meaning or construction of any provisions of this Note.

      GOVERNING LAW. This Note shall be governed by and construed under the laws of the State of Florida.

      INDEMNIFICATION. The Borrower hereby agrees to provide to the Lender with respect to the loans made pursuant to this Note the same indemnification provided by the Guarantor to the Agent and the Lenders pursuant to Section 11.05 and Section 11.11 of the Credit Agreement and to that end the provisions of Section 11.05 and Section 11.11 are hereby incorporated in this Note by reference thereto.

      All payments of principal and interest shall be made in lawful money of the United States which shall be legal tender in payment of all debts, public and private, at the time of payment.

               [Remainder of page intentionally left blank.]


      IN WITNESS WHEREOF, the undersigned has caused this Note to be executed by its duly authorized officer on the date first above written.


                                    TRIANGLE CORPORATION
WITNESS:

/s/ Cecelia Nantz
-----------------
                                    By: /s/ Dana Egan-Sullenberger
------------------                      ------------------------------
                                        Name:  Dana Egan-Sullenberger
                                        Title: Vice President



                                 EXHIBIT 1

                Form of Borrowing/Interest Selection Notice


To:   NationsBank, N.A. (South)
      Independence Center, 15th Floor
      Charlotte, North Carolina  28255
      Telefacsimile:  704/386-8694

      Attention:  _______________, Agency Services

        Reference is hereby made to the Promissory Note dated as of March __, 1997 (the "Note") from TRIANGLE CORPORATION (the "Borrower") to the order of NATIONSBANK, N.A. (SOUTH), or its assignee (the "Lender"). Capitalized terms used but not defined herein shall have the respective meanings therefor set forth in the Note.

        The Borrower hereby confirms its prior notice of a request to borrow and/or a selection of a type of loan and Interest Period given to the Lender by telephone at __________ __.m. on _________________, 199__ to the following effect:

      Type of Loan

                                 Interest                     Effective
      (Check One)                Period (1)     Amount (2)       Date
      -----------                ----------     ----------    ---------
       Date (3)
       --------

Base
 Rate Loan    ______

Eurodollar
 Rate Loan    ______

Offering
 Rate Loan    ______

-----------------------

(1)   For any Eurodollar Rate Loan, one, two, three or six months.
(2) Must be $1,000,000 or if greater an integral multiple of $1,000,000.
(3)   At least three (3) Eurodollar Business Days later if a Eurodollar
      Rate Loan.


                                 TRIANGLE CORPORATION

                                 By:  ________________________________
                                 Name:  ______________________________
                                 Title:  _____________________________

                                 Date: _______________________________




                        ACKNOWLEDGEMENT OF EXECUTION
                                ON BEHALF OF
                            TRIANGLE CORPORATION

STATE OF GEORGIA

COUNTY OF FULTON

      Before me, the undersigned, a Notary Public in and for said County and State on this 20th day of March, 1997, personally appeared Dana Egan-Sullenberger, being by me duly sworn says he works at 450 East Las Olas Boulevard, Suite 1200, Fort Lauderdale, Florida 33301, known to be the Vice President of Triangle COrporation, (the "Company"), who, being by me duly sworn, says that by authority duly given by, and as the act of the Company, the foregoing and annexed Note dated March 20, 1997, was signed by him as said Vice President on behalf of the Company.

      Witness my hand and official seal this 20th day of March, 1997.

                                          /s/  Cecelia Nantz
                                          --------------------
                                          Notary Public

(SEAL)

My Commission Expires: September 22, 1998




                    AFFIDAVIT OF DANA EGAN-SULLENBERGER
                    -----------------------------------

      The undersigned, being first duly sworn, deposes and says that:

      1. She is a Vice President of Triangle Corporation and works at 450 East Las Olas Boulevard, Suite 1200, Ft. Lauderdale, FL 33301.

      2. The Promissory Note of Triangle Corporation to NationsBank, National Association (South) (the "Bank") in the principal amount of $300,000,000 dated March 20, 1997 was executed before him/her and delivered to him/her on behalf of the Bank in Atlanta, Georgia on March 20, 1997.

      This the 20th day of March, 1997.

                                    /s/  Dana Egan-Sullenberger
                                    ---------------------------
                                    [Signature of Affiant]


                         Acknowledgement of Execution

STATE OF GEORGIA

COUNTY OF FULTON

      Before me, the undersigned, a Notary Public in and for said County and State on the 20th day of March, 1997 A.D., personally appeared Dana Sullenberger being and by me duly sworn affixed his/her signature to the above Affidavit.

      Witness my hand and official seal this 20th day of March, 1997.

                                             Cecelia Nantz
                                             -------------------
                                             Notary Public

(SEAL)

My Commission Expires: September 22, 1998




                                                              EXHIBIT E

                                                       Triangle Corporation
                             Promissory Note with NationsBank, N.A. (South)


                                                             EXECUTION COPY

                                   GUARANTY

      THIS GUARANTY ("Guaranty") is made as of the 20th day of March, 1997, by REPUBLIC INDUSTRIES, INC., a Delaware corporation ("Guarantor"), in favor of NATIONSBANK, N.A. (SOUTH), as lender under the Promissory Note referred to below (the "Lender").

                               R E C I T A L S:

      A.  Lender and TRIANGLE CORPORATION, a Delaware corporation
("Borrower"), have entered into a Promissory Note dated as of March 20, 1997, between the Borrower and the Lender, as amended and modified from time to time (the "Promissory Note"), pursuant to which Lender has agreed to make loans to Borrower.

      B. Guarantor has a financial and ownership interest in Borrower and will benefit from the transactions under the Promissory Note.

      C. Lender will require, as security for Borrower's obligations under the Promissory Note, an unconditional and irrevocable guaranty of payment and performance from Guarantor respecting any obligations of Borrower under the Promissory Note.

      NOW THEREFORE, in consideration of the premises, the sum of $10.00 and other good and valuable consideration, the receipt and adequacy of which is hereby acknowledged, and in order to be of material benefit and assistance to Borrower and in order to induce Lender to extend credit to Borrower, Guarantor guarantees and agrees as follows:

      1. Recitations. Each and all of the foregoing recitals are true and correct and are incorporated herein by reference.

      2. Guaranteed Obligations. Guarantor hereby absolutely, irrevocably and unconditionally guarantees (as primary obligor and not merely as surety) to Lender, its successors and assigns, the full and prompt payment (whether at stated maturity, by acceleration, or otherwise) and performance of the "Guaranteed Obligations" (as hereinafter defined). "Guaranteed Obligations" shall mean:

            (a) Any and all indebtedness of Borrower to Lender, whether now existing or hereafter incurred, including, but not limited to all principal, interest, fees, attorneys' fees, liabilities for costs and expenses and other indebtedness, obligations and liabilities of Borrower to Lender at any time created or arising in connection with the Promissory Note or any amendment, extension, renewal, or modification thereto or substitution therefor;

            (b) All agreements, covenants, indemnities, terms, conditions, and other obligations to be performed by, or on behalf of Borrower under the Promissory Note; and

            (c) All costs, expenses and fees, including but not limited to court costs and reasonable attorneys' fees and paralegal fees, arising in connection with, or as a consequence of the non-payment, non-performance or non-observance by Borrower or Guarantor of all amounts, indebtedness, obligations and liabilities of Borrower to Lender described in this Section 2.

      3. Financial Statements and Information. The Guarantor agrees that it will deliver to the Lender, promptly upon their becoming publicly available, copies of all 10-K and 10-Q reports which Guarantor shall file with the Securities and Exchange Commission (or any successor thereto) or any securities exchange.

      4. Guaranty of Payment; Right to Proceed Directly Against Guarantor. This is an irrevocable, absolute, continuing guaranty of payment (inter alia) and not a guaranty of collection; and the Guarantor waives any right to require that any action be brought against Borrower, any other guarantor of the Promissory Note obligations, or any other person or to require that resort be had to any security. Lender may, at its option, proceed against the Guarantor individually, in the first instance to collect any monies the payment of which is guaranteed hereby, without first proceeding against Borrower or any other person or guarantor of the Promissory Note obligations, and without first resorting to any security held by it as collateral or to any other remedies, at the same or different times, as it may deem advisable; and the liability of the Guarantor hereunder shall be in no way affected or impaired by any acceptance or release by Lender of any security for, or other guarantors upon, any indebtedness, liability or obligation of Borrower to the Lender, or by any failure, delay, neglect or omission by Lender to realize upon or protect any such indebtedness, liability or obligation or any notes or other instruments evidencing same or any collateral or security therefor.

      5. Waivers by Guarantor. Guarantor hereby waives: (a) notice of acceptance of this Guaranty by Lender, or of the creation, renewal or accrual of any liability or Borrower, present or future, or of the reliance of Lender upon this Guaranty (it being understood that every indebtedness, liability and obligation of Borrower to Lender forming a part of the Guaranteed Obligations shall conclusively be presumed to have been created, contracted or incurred in reliance upon this Guaranty); (b) demand of payment from any person indebted in any manner or for any of the liabilities or obligations hereby guaranteed; (c) presentation for payment of any instrument of Borrower or any other person, protest thereof and notice of its dishonor to any party thereto and to Guarantor; (d) any duty on the part of Lender to disclose to Guarantor any facts which Lender may now or hereafter know about Borrower, regardless of whether Lender has reason to believe that any such facts materially increase the risk beyond that which Guarantor intends to assume or has reason to believe that such facts are unknown to Guarantor or have a reasonable opportunity to communicate such facts to Guarantor, it being understood and agreed that Guarantor is fully responsible for being and keeping informed of the financial condition of Borrower and of all circumstances bearing on the risk of non-payment of all obligations hereby guaranteed.

      6. Effect of Bankruptcy. In the event that, pursuant to any insolvency, bankruptcy, reorganization, receivership or other debtor relief law, or any judgment, order or decision thereunder, Lender must rescind or restore any payment, or any part thereof, received by Lender in satisfaction of the Guaranteed Obligations, as set forth therein, any prior release or discharge from the terms of this Guaranty given to Guarantor by Lender shall be without effect, and this Guaranty shall remain in full force and effect. It is the intention of Lender that the Guaranteed Obligations hereunder shall not be discharged except by Guarantor's performance of all such obligations and then only to the extent of such performance.

      7. Notification of Default. The Guarantor shall immediately notify the Lender of any event of default, whether or not declared, under the Guarantor's revolving Credit Facilities and Reimbursement Agreement, dated as of December 19, 1995, among the Guarantor, as borrower, NationsBank, N.A. (South), successor by merger to NationsBank of Florida, N.A. , as agent for the lenders named therein, and the lenders named therein, as such revolving credit facility may be amended or modified from time to time.

      8. Remedies. In the event that Guarantor shall fail to perform promptly as herein provided, Lender shall have the right (from time to time, without first requiring performance on the part of Borrower) to require performance by the Guarantor of any Guaranteed Obligations, by action at law or in equity or both, and further to collect in any such action reasonable compensation for all loss, costs, damage, injury and expense sustained or incurred by Lender as a consequence of such breach.

      9. Interest and Expenses of Enforcement. Any sum required to be paid by Guarantor to Lender pursuant to the terms hereof shall bear interest at the post default rate of interest calculated in accordance with the Promissory Note, until paid. Guarantor agrees to pay any and all costs and expenses incurred by Lender in enforcing any rights or remedies under this Guaranty, including, without limitation, all reasonable fees and expenses of the Lender's attorneys, including reasonable fees and expenses of any appeals and in any bankruptcy proceedings, regardless of whether any specific legal proceedings should be commenced or initiated.

      10. No Waiver. No failure on the part of Lender to pursue any remedy hereunder or under the Promissory Note, shall constitute a waiver on its part of the right to pursue said remedy on the basis of the same or a subsequent breach, nor shall failure give rise to an estoppel against Lender, nor excuse the Guarantor from its obligations hereunder. No extension, substitution, modification, amendment or renewal of the Promissory Note or the provisions hereof shall operate to discharge the Guarantor from any obligation herein contained in whole or in part, except to the extent expressly provided by Lender in writing.

      11. Guaranty Independent. Guarantor agrees that the obligations hereunder are independent of and in addition to the undertakings of the Borrower pursuant to the Promissory Note and any other obligations of Guarantor to Lender. A separate action may be brought to enforce the provisions hereof against Guarantor, whether or not Borrower, or any other guarantor, is a party in any such action. Borrower and/or Guarantor and/or any other guarantor may be sued together, or any of them may be sued separately without first or contemporaneously suing the other.

      12. Amendments, Etc. No amendment or waiver of any provision of this Guaranty nor consent to any departure by Guarantor therefrom shall in any event be effective unless the same shall be in writing and signed by Lender, and then such waiver or consent shall be effective only in the specific instance and for the specific purpose for which such waiver or consent has been given.

      13. Subordination. Any unsecured indebtedness of the Borrower now or hereafter directly held by Guarantor ("Subordinated Indebtedness") is hereby subordinated to the indebtedness of Borrower to Lender under the Promissory Note, and such indebtedness of Borrower to Guarantor shall, after an Event of Default (as defined in the Promissory Note), if Lender so requests, be received by Guarantor as trustee for Lender and be paid over to Lender on account of the indebtedness of Borrower to Lender under the Promissory Note, but without reducing or limiting in any manner the liability of Guarantor under the other provisions of this Guaranty. After an Event of Default (as defined in the Promissory Note), Guarantor shall not collect and will take no action to collect any such Subordinated Indebtedness from Borrower until such time as the Guaranteed Obligations have been paid in full.

      14. Notices, Demands and Other Instruments. All notices, offers, acceptances, rejections, consents, requests and other communications hereunder shall be in writing and shall be deemed to have been given (i) when delivered in person, or (ii) when sent by telecopier, telex or other telegraphic means (with receipt confirmed), or (iii) on receipt after being sent by express mail or delivery service guaranteeing overnight delivery, provided that in each of (i), (ii) and (iii) a copy is mailed by first class registered or certified mail, postage prepaid, return receipt requested, in each case addressed as follows:

            If to Guarantor:  Republic Industries, Inc.
                              450 East Las Boulevard, Suite 1200
                              Fort Lauderdale, FL  33301
                              Attn:  Richard L. Handley, Esq.
                              Telecopier: (954) 713-2111

            If to Lender:     NationsBank, N.A. (South)
                              100 Southeast Second Street
                              NationsBank Tower, 14th Floor
                              Miami, FL 33131
                              Attn:  Richard M. Starke, Vice President
                              Telecopier: (305) 533-2437

or to such other person or address as any such party shall furnish by notice to the other parties in writing. Notices need not be given or made by an officer of either party but shall be deemed sufficiently given if made by the counsel of such party, and all of such notices shall be deemed in compliance hereof provided only that they be given in the manner specified herein.

      15.  Miscellaneous.

            (a) This Guaranty shall be governed by and construed in accordance with the laws of the State of Florida, without regard to principles of conflicts of law.

            (b) The obligations and promises set forth herein shall be joint and several undertakings of each party now or hereafter executing and/or joining in this Guaranty, or any other guarantor of the Promissory Note obligations, and Lender may proceed hereunder against any one or more of said parties without waiving its right to proceed against any or all of the other parties hereto.

            (c) If any term, provision, covenant or condition hereof or any application thereof should be held by a court of competent jurisdiction to be invalid, void or unenforceable, all terms, provisions, covenants and conditions hereof, and all applications thereof not held invalid, void or unenforceable shall continue in full force and effect and shall in no way be affected, impaired or invalidated thereby.

            (d) The use of the words "herein", "hereof", "hereunder" and any other words of similar import refer to this Guaranty as a whole and not to any particular paragraph, subparagraph or other subdivision of this Guaranty unless specifically noted otherwise in this Guaranty.

            (e) The title of this Guaranty and the headings of the paragraphs of this Guaranty are for convenience of reference only, and are not to be considered a part of the substance of this Guaranty, and shall not limit or expand or otherwise affect any of the terms hereof.

            (f) In this Guaranty, wherever the context so requires, the neuter gender includes the masculine and/or feminine gender, the singular numbers include the plural, and the plural numbers include the singular.

            (g) This Guaranty creates a continuing obligation and the obligation of Guarantor hereunder shall be binding upon Guarantor and its successors, heirs, representatives and assigns, and shall inure to the benefit of and be enforceable by Lender and its successors and assigns.

            (h) GUARANTOR AND LENDER DO HEREBY KNOWINGLY VOLUNTARILY, INTENTIONALLY, UNCONDITIONALLY AND IRREVOCABLY WAIVE THE RIGHT TO TRIAL BY JURY IN RESPECT OF ANY LITIGATION BASED HEREON, OR ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS GUARANTY, OR ANY COURSE OF CONDUCT, COURSE OF DEALINGS, STATEMENTS (WHETHER VERBAL OR WRITTEN) OR ACTIONS OF ANY PERSON OR PARTY AND RELATED TO THIS TRANSACTION; THIS IRREVOCABLE WAIVER OF THE RIGHT TO A JURY TRIAL BEING A MATERIAL INDUCEMENT FOR LENDER TO MAKE LOANS TO BORROWER AND TO ACCEPT THIS GUARANTY.

      IN WITNESS WHEREOF, Guarantor has duly executed this Guaranty as of the day and year first above written.

                                          REPUBLIC INDUSTRIES, INC.

                                          By: /s/ Dana Egan-Sullenberger
                                             ----------------------------
                                          Name:   Dana Egan-Sullenberger
                                          Title:  Vice President,
                                                    Controller Operations